Exhibit 99.1

MATERIAL CHANGE REPORT
Form 51-102F3
Item 1 Name and Address of Company
Titan Medical Inc. (the “Company” or “Titan”)
155 University Avenue
Suite 750
Toronto, Ontario
M5H 3B7
Item 2 Date of Material Change
June 3, 2020.
Item 3 News Release
Attached as Schedule “A” hereto is a copy of a news release relating to the material change, which was disseminated on June 4, 2020, through Business Wire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.
Item 4 Summary of Material Change
On June 3, 2020, the Company entered into a development and license agreement with Medtronic plc to further the development of robotic assisted surgical technologies, as well as a separate license agreement with Medtronic in respect of certain intellectual property of Titan.
Item 5 Full Description of Material Change
Please see the press release attached as Schedule “A” hereto.
Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
The following executive officer is knowledgeable about the material change and may be contacted about this report:
Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)
Email: stephen@titanmedicalinc.com
Website: www.titanmedicalinc.com
Item 9 Date of Report
June [4], 2020

SCHEDULE “A”

See attached news release.